04015459

SECUR... ...MISSION
Washington, D.C. 20549

RECD S.E.C.
APR 30 2004
516

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53649

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING March 1, 2003 (MM/DD/YY) AND ENDING February 29, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAE Enterprises, LTD

OFFICIAL USE ONLY
118286
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1919 - 15th Avenue NE
(No. and Street)

Issaquah, (City) WA (State) 98029 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald A. Ellis 206 795 0395
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jack W. Brown Inc., PC
(Name – *if individual, state last, first, middle name*)

419 Occidental Ave. So., #600 (Address) Seattle (City) WA (State) 98104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 06 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald A. Elllis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAE Enterprises, LTD, as of February 29, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres - CEO

Title

Notary Public

DEBORAH LYN ELL
COMMISSION EXPIRES
NOTARY
PUBLIC
10-9-07
STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAE ENTERPRISES, LTD

Financial Statements
and Supplementary Information

February 29, 2004

Jack W. Brown Inc., P.C.

TABLE OF CONTENTS

JACK W. BROWN INC., P.C.

Accountants & Consultants 419 Occidental Ave. S., Suite 600 Seattle, Washington 98104 (206) 343-0646 FAX (206) 682-3977

April 21, 2004

To the Board of Directors
DAE Enterprises, LTD
Mercer Island, WA

We have audited the accompanying balance sheet of DAE Enterprises, LTD, as of February 29, 2004, and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DAE Enterprises, LTD, as of February 29, 2004, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jack W. Brown Inc., P.C.

Jack W. Brown Inc., P.C.
Seattle, WA
April 21, 2004

DAE ENTERPRISES, LTD
BALANCE SHEET

		Year Ended February 29, 2004
ASSETS		
Current		
Cash	$	5,757
Certificates of deposit		6,230
Total current assets		11,987
Property & Equipment (Note 1)		
Office equipment		12,195
Less accumulated depreciation		(4,208)
Total property & equipment		7,987
TOTAL ASSETS	$	19,974
LIABILITIES & STOCKHOLDER'S EQUITY		
Current Liabilities		
Shareholder notes payable	$	3,229
Total current liabilities		3,229
Stockholder's Equity		
Common stock, $1 par value, 10,000 shares authorized, and 7,000 shares issued and outstanding		7,000
Additional paid in capital		10,000
Retained earnings (deficit)		(255)
Stockholder's Equity		16,745
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$	19,974

See accompanying notes to the financial statements

DAE ENTERPRISES, LTD
STATEMENT OF INCOME & RETAINED EARNINGS

	Year Ended February 29, 2004
INCOME	
Concessions	$ 83,661
OPERATING EXPENSES	
Concession Expenses	30,724
Salaries	12,000
Employee Benefits	14,683
Travel & Entertainment	4,969
Professional Services	4,575
Office Expenses	3,462
Repairs & Maintenance	3,294
Telephone	2,987
Depreciation	2,508
Equipment Rental	2,000
Dues & Subscriptions	1,991
Auto Expense	1,642
Taxes & Licenses	977
Broker-Dealer Fees	826
Postage	563
Printing	550
Miscellaneous Expenses	568
Total Operating Expenses	88,319
Loss From Operations	(4,658)
Other income, interest	76
Loss Before Provision for Federal Income Tax	(4,582)
Reversal of deferred Income Tax	649
NET LOSS	(3,933)
RETAINED EARNINGS, February 28, 2003	3,678
RETAINED EARNINGS (DEFICIT), February 29, 2004	$ (255)

See accompanying notes to the financial statements

DAE ENTERPRISES, LTD
STATEMENT OF CASH FLOWS

	Year Ended February 29, 2004
Cash flows from operating activities	
Net Loss	$ (3,933)
Depreciation expense	2,508
Total cash flow from operating activities	(1,425)
Adjustment to reconcile net income to net cash provided by operating activities	
Decrease in concession receivable	2,547
Increase in office equipment	(3,695)
Decrease in federal income tax payable	(649)
Decrease in stockholder loans	(15,672)
Increase in additional paid in capital	10,000
Net increase in cash & cash equivalents	(8,894)
Cash & cash equivalents at beginning of year	20,881
Cash & cash equivalents at end of year	$ 11,987

See accompanying notes to the financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Nature of business: DAE Enterprises, LTD is a privately-held Broker-Dealer company which was incorporated in the State of Washington in 1983.

B. Property & equipment: Property and equipment are recorded at cost. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income during that year. The cost of maintenance and repairs is charged to expenses when incurred, whereas expenditures which substantially increase the useful lives of property and equipment are capitalized.

C. Depreciation: The provision for depreciation for financial statement purposes is computed over five years using the straight line method. Depreciation expense for the current year was $2,508. For tax purposes, depreciation is computed using accelerated methods.

D. Cash & cash equivalents: Cash and cash equivalents consist of cash in checking accounts and certificates of deposit with a maturity of less than 12 months.

E. Income taxes: The Company reports income for financial statement purposes on the accrual basis whereby revenue is recognized as services are performed and expenses are incurred. For federal income tax purposes, the Company reports income on the cash basis whereby revenue is recognized as it is collected and expenses are recognized as paid.

F. Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SUPPLEMENTARY INFORMATION

2. **NET CAPITAL REQUIREMENT**:

Pursuant to Rule 15c3-1(a)(2) under the Securities Exchange Act of 1934, the Company has a $5,000 net capital requirement. For the year ended February 29, 2004 the Company's net capital balance was $8,758.

DAE ENTERPRISES, LTD
COMPUTATION for DETERMINATION of RESERVE REQUIREMENTS for
BROKER-DEALERS February 29, 2004

UNDER RULE 15c3-3
For the Year Ended February 29, 2004

Exemptive Provisions:

The Company is exempt from Rule 15c3-3 in that the Company does not receive any customer securities or cash.

DAE ENTERPRISES, LTD
COMPUTATION of NET CAPITAL Under SEC. RULE 15c3-1

Net Capital per audited Financial Statements, February 29, 2004	$ 16,745
Less Non-Allowable Assets	7,987
Net Capital, February 29, 2004	$ 8,758

See the Reconciliation of Audited and Unaudited Computation of Net Capital on the following page.

DAE ENTERPRISES, LTD
RECONCILIATION of AUDITED & UNAUDITED COMPUTATION of NET CAPITAL
February 29, 2004

Differences	Unaudited Form X-17A-5 Part II Prepared by DAE Enterprises LTD Filed on	Audited Form X17A Part IIA	Differences
Page 3			
Lines 1 & 3	$10,387	$ 8,758	($ 1,629)

Explanations

Lines 1 & 3	Overstated payable to non-customers	1,600
	Understated stockholder loans	(3,229)
		($ 1,629)